Exhibit 99.1

AMEX:ROY	NR 08-16
TSX:IRC	November 14, 2008

INTERNATIONAL ROYALTY CORPORATION

 REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO – November 14, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company") today reported its third quarter 2008 financial results.  All figures are in United States dollars unless noted otherwise.

Financial Highlights:

Royalty revenues increased from $13,738,000 for the three months ended September 30, 2007 to $13,791,000 for the three months ended September 30, 2008.  Royalty revenues increased slightly due to an increase in the Company’s Southern Cross gold royalty of $31,000, the fourth royalty payment on the Meekatharra gold royalty of $58,000, the first payment on the Avebury nickel royalty of $114,000 and the first payment on the newly acquired Skyline thermal coal royalty of $123,000, and were offset by the decrease in gross revenues from the Voisey’s Bay royalty from $13,172,000 for the three months ended September 30, 2007 to $12,937,000 for the same period in 2008.

The Voisey’s Bay royalty payment during the quarter ended September 30, 2008 was based on total contained nickel in concentrates of approximately 53.2 million pounds compared to approximately 37.5 million pounds for the quarter ended September 30, 2007, an increase of 42.0%.  The increase in paid production was offset by a decrease in the average price of nickel during the quarter from $15.59 per pound in 2007 to $9.29 per pound in 2008, a decrease of 40.4%.

Net earnings during the quarter were $460,000, or $0.01 per share, compared to $1.4 million, or $0.05 per share in 2007.

Cash flow provided by operations was $3.7 million during the quarter, compared to cash flow provided by operations of $7.5 million in the third quarter of 2007.  This decrease in cash flow was primarily due to an increase in the royalty receivable of $3.0 million offset by an increase in accounts payable and accrued liabilities of $900,000.

Cash flow used in investing activities was $22.7 million during the quarter, compared to $3.2 million during the third quarter of 2007.  The increase is due to the acquisition of the Atna royalty portfolio and the producing Skyline royalty during the quarter.

Developments on Existing Royalties:

OZ Minerals Limited (successor to Zinifex Limited and Allegiance Mining NL) began production at its Avebury nickel project in Tasmania, Australia during the third quarter of 2008 and concentrates were shipped in August 2008.  The Company recorded its first revenue from the project in September 2008 totaling $114,000.  The Company holds a 2.0% net smelter return royalty on Avebury.1

St Barbara Limited announced the commissioning of the mill at its Gwalia Deeps underground project in September 2008 and its first gold pour on October 22, 2008.  The mine is expected to operate at an initial expected annual rate of 100,000 ounces of gold and ramp up to 200,000 ounces per year within 18 months.2  The Company holds a 1.5% net smelter return royalty on production from Gwalia Deeps and expects to record its first royalty revenue in the fourth quarter of 2008.

In the fourth quarter of 2007, Mercator Gold Plc (“Mercator”) began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.45% net smelter return royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  Production in the Yaloginda project area for the quarter ended September 30, 2008 totalled 15,000 ounces.  However, on September 25, 2008, Mercator announced the temporary suspension of mining operations while the traffic artery is realigned.  It is expected that milling will restart in January 2009.  On October 13, 2008, Mercator announced that they have entered voluntary administration while they are in the process of refinancing their operations.3

Inmet Mining Corporation (“Inmet”) is currently constructing the mine at its Las Cruces copper project in Spain and expects production to begin in the first quarter of 2009 with a projected annual average production rate over 15 years of 146 million pounds of copper.4  The Company holds a 1.5% net smelter return royalty on production from Las Cruces.

In the second quarter of 2009, production is expected to begin at Wega Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter return royalty.  Belahouro is expected to produce 144,000 ounces of gold in the first year of operation.5

References:

1.  OZ Minerals Ltd press release, 8/25/08

2.  St Barbara Ltd press releases, 9/17/08, 10/23/08

3. Mercator Gold PLC Mining and Financing Update, 9/25/08; Statement re: Suspension, 10/9/08; Corporate Update, 10/13/08

4.  Inmet Mining Corporation website, www.inmetmining.com; press release, 10/28/08

5.  Wega Mining ASA Financial Report 3rd Quarter 2008

Summary of Financial Information:

($ thousands, except per share data, unaudited)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Statement of Operations
Royalty revenues	$13,791	$13,738	$32,684	$37,123
Earnings from operations	2,966	5,509	7,964	16,153
Earnings before income taxes	1,344	2,847	6,057	9,707
Net earnings	460	1,413	3,798	5,598
Basic and diluted net earnings per share	$0.01	$0.02	$0.05	$0.09

Statement of Cash Flows
Cash provided by operating activities	$3,703	$7,527	$9,634	$19,135

			September 30,	December 31,
			2008	2007
Balance Sheet
Total assets			$384,569	$384,482
Shareholders’ equity			297,103	295,679

Payable production and revenues on the Company’s royalties and average metal prices received were as follows:

Production and revenue (unaudited)
				Payable Metal Production (1)
			Quarter Ended		Nine Months Ended
			September 30,		September 30,
Mine	Commodity	Royalty	2008	2007	2008	2007
Voisey’s Bay
	Nickel	2.7% NSR	53,150	37,452	121,610	94,155
	Copper	2.7% NSR	37,616	29,648	80,102	47,325
	Cobalt	2.7% NSR	2,325	1,665	5,446	3,981
Southern Cross	Gold	1.5% NSR	38	45	111	120
Skyline	Thermal Coal	1.413%	261	-	261	-
Avebury	Nickel	2.00% NSR	1,291	-	1,291	-
Williams	Gold	0.25% NSR	31	49	100	166
Meekatharra	Gold	0.45% NSR	15	-	39	-

				Revenue (thousands)
			Quarter Ended		Nine Months Ended
			September 30,		September 30,
Mine			2008	2007	2008	2007
Voisey’s Bay			$12,937	$13,172	$30,521	$35,604
Southern Cross			488	457	1,495	1,192
Skyline			123	-	123	-
Avebury			114	-	114	-
Williams			70	84	226	275
Meekatharra			58	-	151	-

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate, thermal coal is in thousands of tonnes.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Gold, per ounce	$866	$676	$896	$662
Thermal coal, per tonne	33.33	-	33.33	-
Nickel, per pound (1)	9.29	15.59	11.17	17.62
Copper, per pound (1)	3.69	3.46	3.37	3.18
Cobalt, per pound (1)	31.6	25.30	35.97	26.35

(1)

Before transportation, smelting and refining costs.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's expectations in regards to the production start dates for the Gwalia Deeps, Las Cruces, Avebury and Belahouro projects on which IRC has royalties.  Financial information contained in this press release is unaudited. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “estimates”, “intends”, “anticipates”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, or “will” be taken, occur or be achieved.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production and the impact of the current economic and financial markets on operations. IRC’s forward-looking statements in this release regarding royalty revenue, ongoing production and royalties, commodity prices, and the anticipated timing of the start of production on several of the projects on which it has royalties are based on certain assumptions. Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.